

# USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

## Second Quarter 2024



USCA All Terrain Fund Performance[1]

Legend: ■ USCA All Terrain Fund  ■ Global Equities  ■ Global Bonds  ■ 60/40 Blend

Dear Partners,

The USCA All Terrain Fund ("**All Terrain**") returned -0.66% for the second quarter of 2024. Stocks (MSCI World Index) gained 2.78% and bonds (Bloomberg Global Aggregate Bond Index) shed -1.10%. The 60/40 Blend was up 1.22% for the quarter. For the year, All Terrain is up 4.89%, while stocks are up 12.03%, bonds are down -3.17%, and the 60/40 Blend is up 5.95%.

While we're not pleased to break the streak of consecutive positive quarters, we are proud of All Terrain's year so far, given our long-existing (and well-documented) proclivity for valuation sensitive managers.

While we do not expect our managers to beat entirely to the "value" drum, we do expect that All Terrain will share in some of the ups and downs associated with a leaning towards value stocks. And certainly on a relative basis versus "growth". For the quarter, growth stocks (MSCI World Growth Index) continued their blistering pace, gaining 6.42% for the quarter, putting more miles in the rearview mirror versus value stocks (MSCI World Value Index), which lost nearly 1% for the quarter. For the year through June 30, value stocks are up a solid 6.64%, which is nearly 60% of their representative index's since-inception (January 1975) annualized return of 11.30%. Pretty good for only half the year. Alternatively, growth stocks are up a mammoth 17.37% over the same period – more than 165% of the same measure for the same time period, which clocks in at 10.47%.

Similar to our value tilt, we are willing to accept another marginal factor bias. We believe that our investors are likely to have large-cap stocks well covered in their portfolios away from All Terrain, so we do not enjoy the idea of owning large, well-known stocks, and paying active management fees to do so. All to say, our managers do not tend to fish much in that pond, preferring small-to-mid-cap companies where we believe the market is less efficient. This too has been a headwind, with large-cap US stocks (S&P 500 Index) up 4.28% for the quarter, while small-cap US stocks (Russell 2000 Index) were down -3.28%. For the year through June 30, the S&P 500 is up 15.29%, while the Russell 2000 is up a meager 1.73%.

These two modest factor biases explain much of All Terrain's underperformance for the quarter and year. Given that backdrop, we're proud of the alpha many of All Terrain's managers have been able to deliver.

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[1] As of June 30, 2024. Performance shown is net of All Terrain fees and expenses and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that All Terrain commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Global Aggregate Bond Index. Please see the strategy, index, and statistic definitions at the end of this report.

*Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and Nasdaq eVestment.*

**Portfolio Composition & Attribution[2]**

| | Allocation | ROIC QTD | ROIC YTD | Gross Attribution QTD | Gross Attribution YTD |
|---|---|---|---|---|---|
| Cash | 5.76% | 1.69% | 2.86% | 0.10% | 0.18% |
| In Liquidation | 0.03% | -56.58% | -56.17% | -0.02% | -0.02% |
| Relative Value | 5.13% | -2.86% | -2.97% | -0.15% | -0.16% |
| Long/Short Equity - Low Market Exposure | 13.70% | 2.03% | 5.47% | 0.27% | 0.70% |
| Multi-Strategy | 15.13% | 3.12% | 8.55% | 0.46% | 1.19% |
| Global Macro | 8.95% | 1.01% | 0.52% | 0.09% | 0.04% |
| Managed Futures | 8.73% | -4.09% | 3.16% | -0.37% | 0.27% |
| Event Driven | 4.95% | -5.88% | 2.17% | -0.30% | 0.15% |
| Long/Short Equity - Long Bias | 32.51% | -1.70% | 7.71% | -0.55% | 2.32% |
| Long Equity | 5.11% | 2.95% | 14.21% | 0.15% | 0.82% |
| | 100.00% | | | -0.32% | 5.51% |

Pain points in the quarter included managed futures, relative value, and of course, the longer-biased equity strategies that fall in the long/short equity and event driven buckets. All Terrain's most costly position for the quarter, and in fact the year, is a managed futures fund that focuses on the energy complex. The second most costly position for the quarter was an event driven fund. This position is a long-biased, relatively concentrated, value-oriented fund, and much of this fund's exposure can be found in the meeting of the two problem areas laid out previously, small-cap value stocks. The same, unfortunately, can be said of the longer-biased long/short equity positions in All Terrain, which collectively faired better than their exposures to small-cap and value stocks would imply (alpha!), but were a drag on performance nonetheless.

What worked was, of course, long equity, but also long/short equity – low market exposure and multi-strategy, where in each we take virtually no market exposure, and global macro. We have been gradually increasing exposures in these buckets for a while now, as we expect the type of volatility that historically has rewarded these strategies to continue.

## Conclusion

Changing gears, we wanted to spend some time focusing on All Terrain's underlying liquidity. It is our job as portfolio managers to ensure that All Terrain's portfolio remains balanced to deliver on its mandate for all investors.

In accordance with All Terrain's liquidity terms, All Terrain (acting through its Board of Directors) provides investors the opportunity to redeem up to 25% of All Terrain's net asset value on a quarterly basis. These liquidity terms enable us to pursue investments that don't offer complete liquidity on a quarterly basis (e.g., a handful of All Terrain's investments permit All Terrain to withdraw up to 25% of its investment on a quarterly basis, and some provide for liquidity on a more infrequent basis). Historically, the amounts investors have sought to redeem from All Terrain have been much lower than the 25% offerred. In the past two quarters, however, this dynamic flipped, with investor redemptions exceeding the 25% offer, resulting in some frustration on the part of redeeming investors. Satisfying all investors seeking to redeem at once, however, would leave the portfolio in an untenable place, overly concentrated and unduly risky due to the aforementioned liquidity constraints, in our opinion. Rather, we size All Terrain's positions according to our estimation of their expected contribution to portfolio risk. A large position in an immensely diversified multi-strategy fund is likely to contribute an amount of risk similar to a small position in a concentrated, volatile fund.

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[2] Allocation as of June 1, 2024. "ROIC" or "Return on Investment Capital" and "Gross Attribution" as of June 30, 2024. Performance is shown gross of All Terrain fees and expenses to illustrate the ROIC of and attribution associated with the strategies employed by All Terrain. Please note that All Terrain strategies and allocations are subject to change over time.

Rest assured we have been exceedingly thoughtful in managing All Terrain, with our chief focus on keeping the portfolio balanced to achieve its investment objective.  Satisfying redemptions in an orderly fashion that is fair to all investors, current and exiting, is made possible by the portfolio's design.

We are pleased with the shape of All Terrain's portfolio and continue to believe it offers a good risk/reward.  If stocks continue their apparently unyielding ascent, over time we think All Terrain will capture some portion of it, more or less in line with its underlying equity exposure (despite this failing in the second quarter).  If volatility in capital markets expands and things get dicier, we think All Terrain will hold its own.

As always, please don't hesitate to contact us if you have questions about All Terrain.


Sincerely,

Philip J. Pilibosian, JD/MBA and Bryan Prihoda, CAIA

## Fund Description, Terms & Service Providers

The USCA All Terrain Fund ("All Terrain") seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. All Terrain pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1.75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U.S. Bancorp Fund Services
- **Custodian**: U.S. Bank National Association
- **Legal Counsel**: Thompson Hine LLP

## Index & Statistics Definitions

**MSCI World Index**. The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets. Investors cannot invest directly in an index.

**MSCI World Growth Index**. The MSCI World Growth Index captures large and mid-cap securities exhibiting overall growth style characteristics across 23 Developed Markets (DM) countries. The growth investment style characteristics for index construction are defined using five variables: long-term forward EPS growth rate, short-term forward EPS growth rate, current internal growth rate and long-term historical EPS growth trend and long-term historical sales per share growth trend.

**MSCI World Value Index**. The MSCI World Value Index captures large and mid-cap securities exhibiting overall value style characteristics across 23 Developed Markets (DM) countries. The value investment style characteristics for index construction are defined using three variables: book value to price, 12-month forward earnings to price and dividend yield.

**S&P 500® Index**. The S&P 500 is widely regarded as the best single gauge of large-cap U.S. equities. The index includes 500 leading companies and covers approximately 80% of available market capitalization. Created in 1957, the S&P 500 was the first U.S. market-cap-weighted stock market index. Today, it's the basis of many listed and over-the-counter investment instruments. This world-renowned index includes 500 of the top companies in leading industries of the U.S. economy.

**Russell 2000® Index**. The Russell 2000 Index measures the performance of the small-cap segment of the US equity universe. The Russell 2000 Index is a subset of the Russell 3000® Index which is designed to represent approximately 98% of the investable US equity market. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.

**Bloomberg Global Aggregate Bond Index**. The Bloomberg Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990. Investors cannot invest directly in an index.

**60/40 Blend**. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Global Aggregate Bond Index rebalanced monthly. Investors cannot invest directly in an index.

**Rate of Return (ROR)**. The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

## Strategy Definitions

**Relative Value**.  Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations.  Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market.  Relative value investments may be available only cyclically or not at all.  Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

**Managed Futures**.  Managed futures strategies involve speculative trading in futures, forwards and options thereon.  Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund.  Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

**Event Driven**.  Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event.  The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur.  Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

**Global Macro**.   Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments.  These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct.  Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches.  Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

**Long/Short Equity and Fixed Income**.  Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets.  These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market.  Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market).  In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure.  An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all).  Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value.  Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market.  There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

**Long Equity and Fixed Income**.  Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above.  In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

**Multi-Strategy**.  Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which All Terrain is invested.  Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

## Risk Disclosure Statement

**An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses, and other material aspects of All Terrain to carefully consider and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.** Any person subscribing for an investment must be able to bear the risks involved and must meet All Terrain's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that All Terrain's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- All Terrain is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- All Terrain is highly illiquid. There is no secondary market for the investors' interest, and none is expected to develop.
- No shareholder has the right to require All Terrain to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset All Terrain's trading profits.
- All Terrain will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- All Terrain is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- All Terrain is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.